SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer Pursuant to

Rule 13a - 16 or 15d United Securities Exchange Act of 1934

For the Month of December 2004

CERAMIC INTERNATIONAL, INC.

( Translation of Registrant's Name Into English )

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

(Exact Name of the registrant as specified in its charter)

Calle 41 ( Avenida Carlos Pacheco ) No. 7200, del Sector 26, C.P. 31060, Chihuahua, Chihuahua, Mexico

Telephone: 011 52 29 11 11

(Address of Principal Executives Offices)

(Indicate by Check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20- F __X__ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes _____ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: )

ITEMS INCLUDED

On November 10, 2004 Internacional de Ceramica, S.A. de C.V. ("The Company") released a Press Release announcing the Compnay's Stock Separation and Conversion. This information was sent to the Bolsa Mexicana de Valores on December 7th, 2004. A copy of this Press Release is attached as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

                                            Jesus A. Olivas

Jesus A. Olivas

Chief Financial Officer

Date: December 9th, 2004.

EXHIBIT A

Stock Separation and Conversion

NOTICE OF SEPARATION AND CONVERSION

Internacional de Ceramica, S.A. de C.V., (the "Company") hereby announces that in accordance with the Third Article of the Company's Bylaws, on December 7, 2004, the Company realized the separation of its securities currently designated as "Common Units" and "Limited Voting Units" from (i) with respect to the Common Units, two Series B Common Shares trading together to two separately trading Series B Shares, and (ii) with respect to the Limited Voting Units, one Series D Dividend Preference Share and one Series L Limited Voting Share trading together, to one separately trading Series D Share and one separately trading Series L Share.

Simultaneously with the separation, each Series L Share will convert into one Series B Share, such that after the separation and conversion, the Company's stock structure will be comprised of Series B Shares and Series D Shares only, and the Series L Shares will cease to exist as a class of the Company's capital stock. Holders of former Limited Voting Units will thus hold one Series B Share and one Series D Share for each Limited Voting Unit formerly held by the holder, and holders of former Common Units will hold two Series B Shares for each Common Unit formerly held by them.